SO 8/22/05

VF 8-11-05


05043401

SECU[RITIES AND EXCHANGE COMMI]SSION


SEC MAIL
RECEIVED
PROCESSING
JUL 2 8 2005
WASH., D.C.
192 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2004 (MM/DD/YY) AND ENDING May 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stoever, Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York,	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick J. Stoever (212)952-1910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway,	New York,	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 4 2005
THOMSON

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever, Glass & Co., Inc., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres

Title

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires March 30, 2006



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JUL 28 2005
WASH., D.C.
190
SECTION

STOEVER, GLASS & CO., INC.

ABRIDGED STATEMENT AND SUPPLEMENTARY INFORMATION

MAY 31, 2005

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2005

CONTENTS

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Stoever, Glass & Co., Inc.
30 Wall Street
New York, NY 10005

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. as of May 31, 2005 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2005 and for the year then ended, in conformity with U.S. generally accepted accounting principles.



New York, New York
July 8, 2005

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2005

ASSETS

Cash	$ 372,064
Cash segregated under federal and other regulations	1,000
Receivable from brokers and dealers	1,907,632
Receivable from customers	1,232,947
Securities owned, at market value	9,371,288
Accrued interest receivable	141,950
Prepaid and recoverable income taxes	156,484
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $324,999	50,719
Deferred tax asset	177,098
Other assets	108,883
Total assets	$ 13,520,065

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Collateral loans payable	$ 6,700,000
Payable to brokers and dealers	613,295
Securities sold, not yet purchased	1,083,953
Payable to customers	32,491
Loan payable to stockholder	1,000,000
Other liabilities and accrued expenses	767,243
Total liabilities	10,196,982
Commitments and contingencies	
Stockholders' equity	
Common stock - $10 par value	
Authorized: 1,000 shares	
Issued and outstanding: 500 shares	5,000
Additional paid-in capital	139,678
Retained earnings	3,393,585
	3,538,263
Less: Treasury stock, at cost, 50 shares	(215,180)
Total stockholders' equity	3,323,083
Total liabilities and stockholders' equity	$13,520,065

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Stoever, Glass & Co., Inc. (the "Company") operates mainly as a bond broker-dealer serving individual and institutional customers throughout the United States.

(b) Revenue Recognition

Securities transactions are recorded on a settlement date basis. There is no material difference between the trade date and settlement date.

(c) Securities Owned

Securities owned are reflected at market value. The resulting difference between cost and market is included in income.

(d) Depreciation and Amortization

Depreciation is provided for on a straight-line basis to a maximum of five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the improvement, whichever is less.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 2 - Cash Segregated Under Federal and Other Regulations

Cash in the amount of $1,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. There was no requirement at May 31, 2005.

Note 3 - Securities Owned, at Market Value

Securities owned consist of trading securities at quoted market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate obligations	$ 3,878,072	$ 941,653
State and municipal obligations	4,861,341	-
Treasury obligations	631,875	142,300
	$ 9,371,288	$ 1,083,953

Note 4 - Collateral Loans Payable

Short-term bank loans of $6,700,000 bearing interest at a fluctuating rate based upon the broker call rate (average rate of 4.1% at May 31, 2005) are fully collateralized by securities owned by the Company, non-customers, or customer unpaid securities pledged.

Note 5 - Related Party Transaction

The Company owes its principal stockholder $1,000,000. The loan is payable on demand, bearing interest at 5.5% per annum. Total interest expense for the year amounted to $55,000.

Note 6 - Commitments and Contingencies

(a) Lease Commitment

The Company's lease agreement for office space is scheduled to expire on May 31, 2007 and provides the tenant an option to cancel after May 31, 2005. Rent expense, including utilities, etc., approximated $293,678 for the year. The future minimum annual rental payments are as follows:

Year Ending May 31	Amount
2006	$ 235,569
2007	235,569

(b) Legal Matters

The Company is a defendant in certain lawsuits that arise out of, and are incidental to its business. In October, 2003, the Company entered into a preliminary settlement agreement related to two legal actions in exchange for full release of all claims, subject to court approval. At May 31, 2005, the Company's balance sheet reflects a liability of approximately $500,000 for litigation and claims. These amounts represent management's best estimate of the probable and reasonable estimation of losses and recoveries related to litigation or claims. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change and an unfavorable outcome could severely impact the Company's financial position in the near term. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position.

Note 7 - Profit Sharing Plan

The Company has a voluntary defined contribution profit sharing plan. No contribution was accrued for the year ended May 31, 2005.

Note 8 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The income tax benefit of approximately $13,000 consists of provision for current state and city income taxes totaling $29,000, net of deferred federal tax benefit of $42,000 arising from the current year net operating loss.

The Company has established a valuation allowance for tax benefits approximating $119,000, mainly arising from certain state and city settlement costs which remain unpaid at May 31, 2005. Management believes that, based on a number of factors, sufficient uncertainties exist at May 31, 2005 regarding the realization of these tax benefits from utilization of settlement costs deductions in the near term.

Note 9 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of May 31, 2005, the Company's net capital ratio was 103% and the Company had net capital of $1,745,007, which exceeded the requirement of $250,000 by $1,495,007.

Note 10 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. Customers' securities transactions are transacted on a cash basis. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. These transactions may expose the Company to off-balance-sheet risk to fully cover losses which customers may incur. Should the customer be unable to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement date basis in accordance with industry practice. The risk of loss associated with transactions executed, but not yet settled is similar to settled transactions in that it relates to customers and brokers inabilities to meet the terms of their contracts.

Note 10 - Financial Instruments with Off-Balance-Sheet Risk (Continued)

The Company's customer financing and securities settlement activities requires the Company to pledge customer securities as collateral in support of secured financing sources such as bank loans. In the event the counterparty is unable to meet its obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company seeks to control this risk by monitoring collateral values on a daily basis and requiring either the infusion of additional collateral or the reduction of securities positions, when necessary, as well as establishing credit limits.

Included in receivable from and payable to brokers, dealers and clearing organizations are amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

The Company, at times, maintains cash balances at financial institutions in excess of federal insured limits.

A copy of the Company's Statement of Financial Condition as at May 31, 2005, pursuant to SEC rule 17a-5, is available for inspection at the regional office of the Securities and Exchange Commission and at the principal office of the Company.

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Officers and Directors of
Stoever Glass & Co., Inc.
30 Wall Street
New York, NY 10005

Our report on our audit of the basic financial statement of Stoever Glass & Co., Inc. for the year ended May 31, 2005 was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



New York, New York
July 8, 2005

STOEVER, GLASS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
MAY 31, 2005

Total stockholders' equity		$ 3,323,083
Deductions		
Nonallowable assets	$ 463,184	
Defaulted securities	78,546	
Capital charges pursuant to SEC rule 15c3-1:		
Firm securities, including undue concentration	821,130	
Failed to deliver	78,481	
Failed to receive	41,941	
Optional 4% customer charge on bank loans	24,000	
Fidelity bond	70,000	
Other deductions	794	
Total deductions		1,578,076
Net capital		1,745,007
Minimum net capital required		
Greater of 6 2/3% of aggregate indebtedness of $1,799,734 or $250,000		250,000
Capital in excess of minimum requirement		$ 1,495,007
Capital ratio (maximum allowance 1500%)		
Aggregate indebtedness	$ 1,799,734	= 103%
Divided by: Net capital	1,745,007	
Aggregate indebtedness		
Payable to customers	$ 32,491	
Loan payable to stockholder	1,000,000	
Other liabilities and accrued expenses	767,243	
Total	$ 1,799,734	

There were no material differences between the audited computation of net capital under rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 focus report. Accordingly, no reconciliation is necessary.

See independent auditors' report.